Filed by Merida Merger Corp. I

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Merida Merger Corp. I

(Commission File No. 001-39119)

Leafly and Merida Merger Corp. I Webcast

CORPORATE PARTICIPANTS

Yoko Miyashita, Chief Executive Officer, Leafly

Peter Lee, President, Merida Merger Corp. I

Sam Martin, Chief Operating Officer, Leafly

Lilly Bindley, Blueshirt Group, Investor Relations for Leafly

Welcome to the Leafly Holdings, Inc. or, “Leafly” and Merida Merger Corp I., or “Merida”, investor webcast. Merida has filed an investor presentation with the SEC, which is also available at https://investor.leafly.com. Please review the disclaimers included in the investor presentation and refer to that as a guide for today’s webcast. Statements we make during this webcast that are not statements of historical facts constitute forward-looking statements. Forward-looking statements include, but are not limited to, Leafly and Merida’s expectations or predictions of financial and business performance and conditions, competitive and industry outlook and the timing and completion of the transaction. Forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ from historical results and/or from our forecasts, including those set forth in Merida’s Form 8-K. For more information, please refer to the risks, uncertainties and other factors discussed in Merida’s SEC filings. All cautionary statements that we make during this webcast are applicable to any forward-looking statements we make whenever they appear. You should carefully consider the risks and uncertainties and other factors discussed in Merida’s SEC filings. Do not place undue reliance on forward-looking statements as Leafly and Merida are under no obligation and expressly disclaim any responsibility for updating, altering or otherwise revising any forward-looking statements, whether a result of new information, future Merida or otherwise, except as required by law. And with that, I’ll turn it over to Yoko Miyashita, CEO of Leafly.

Yoko Miyashita, CEO of Leafly

Delighted to join you here today. I’m Yoko Miyashita, CEO of Leafly.

I joined Leafly in 2019 because I was passionate about Leafly’s mission to help people discover the benefits of cannabis. As a trained lawyer, it is deeply satisfying to leverage my background as a General Counsel to navigate complicated regulatory frameworks, shape policy and reinforce Leafly’s compliance first culture. Over the past two years, I have built a team of seasoned professionals, who all left careers at top consumer internet and technology companies to realize Leafly’s vision at a larger scale. We have an amazing business, a team to match and with additional financing, we are ready to capitalize on the massive opportunity ahead of us. I’m pleased to have Sam Martin, Chief Operating Officer of Leafly, and veteran of this organization and this industry join me here today. Sam has played a critical role in shaping what Leafly is today, since joining the Company in 2015. I’m also pleased to have Peter Lee, President of Merida Merger Corp. join me for this presentation. Peter and I met almost 2 years ago and we quickly established a collaborative dialogue that has led us here today. With that, I’d like to hand it over to Peter.

Peter Lee, President of Merida Merger Corp. I

Thank you very much Yoko. My name is Peter Lee, and I am the President of Merida Merger Corp. I am incredibly excited to partner with Yoko and her team to bring Leafly to the public markets. By way of background, Merida Capital is one of the largest private equity firms investing solely in the legal cannabis industries. With over 55 portfolio companies, we manage over $500 million across four funds, co-investment vehicles, and this SPAC. Our investment philosophy focuses on several key principles, and we believe Leafly fits our investment criteria very well.

We believe that increasing professionalism and consolidation is a key tailwind for ancillary cannabis companies. Leafly’s marketplace is a critical consumer activation channel for both retailers and brands that will benefit from these tailwinds. We have seen the positive benefits of these trends, coupled with access to public market capital, drive success nationally for one of our earliest portfolio companies, GrowGeneration, a leading hydroponics retailer and consolidator.

Merida helps companies accelerate proven business models with our deep network of industry relationships. We believe Leafly will benefit with an ongoing dialogue and interaction with our ecosystem of portfolio companies and other cannabis industry participants.

Additionally, we believe asset light models will generate the most attractive risk adjusted returns, and Leafly’s high gross margins and low capital intensity fits this criterion well.

Merida focuses on essential service providers that can grow the economic opportunity for all participants and Leafly’s three-sided marketplace creates a flywheel that results in more consumers shopping that creates more value for brands and retailers.

Lastly and most importantly, we believe partnering with leading management teams is crucial in the ever-changing cannabis industry and we believe Leafly’s team has the right skillset and focus to execute its business plan, led by Yoko and her legal background.

Let me turn it back over to Yoko to introduce Leafly directly.

Yoko Miyashita, CEO of Leafly

Thank, you, Peter. I’d like to start with Leafly’s mission - which is to help people discover cannabis. Since our founding 11 years ago, we’ve been focused on helping people understand, find and now order cannabis from a licensed retailer near them. We believe that we can bring more consumers into the world of cannabis, and help expand usage across existing consumers, by demystifying and destigmatizing the use of cannabis. When we help consumers navigate their cannabis journey, we can expand the growth of the industry as a whole. And, through that process, we can help millions of people discover the benefits of cannabis.

One of the main barriers to trying cannabis is that it’s complicated - thousands of strains and dozens of form factors (like gummies, drinks, concentrates, flower) that can have different effects make the process of selecting cannabis challenging, if not intimidating. Social stigma and concerns around product safety persist, as the industry emerges from the underground.

Our marketplace answers consumers’ pertinent cannabis questions and helps them shop with licensed brands and retailers - this is the key to unlocking value in the $19B (and growing) legal cannabis industry.

The cannabis opportunity is huge and Leafly has a unique approach to access that market, with a trusted consumer brand. We sit in a unique place within the cannabis ecosystem - we help consumers understand cannabis, then connect them with licensed retailers and brands on our marketplace. Our marketplace is built on the foundation of our extensive content library comprising the leading strains database, over 1.3MM structured reviews, and 11K news and information stories on the latest developments in cannabis. Content allows us to develop demand before markets legalize. Our content guides 10MM monthly active users through their cannabis discovery process, helping to match consumers to products available from 4600 licensed retailers and 8k brands on our ordering platform. In 2020, platform orders totaled $420MM of GMV - driven by tailwinds of COVID. Post-COVID, we set a new higher baseline for shopping activity on the platform - the signal from consumers is clear - they want to shop online for cannabis. Like other tech marketplaces, Leafly is asset-light and we have a proven, scaling business model that we’re poised to deploy against the incredible market growth ahead of us. $19B in legal sales last year; projected to grow to $70B by 2030. There are few non-plant touching cannabis companies that have achieved the revenue scale and market penetration that Leafly has. We present a compliant, attractive entry point for investors at an inflection point in the industry. Legalization is accelerating key markets - markets matters, because Cannabis is a local market business - similar to Zillow, Grubhub, Airbnb. There are incredible growth acceleration events ahead of us with New Jersey, New York and East Coast adult-use markets set to open starting in the Fall. We believe these events will accelerate our revenue growth. The East Coast represents largest projected adult use markets to come online since adult use opened in California. We have a head start in those markets, seeded by our content and brand, which is why we’re investing now, to move aggressively to enable us to take advantage of those markets.

Let’s go a little further into the Leafly platform.

Our platform bridges the gap from answering consumers’ cannabis questions into shopping discovery, then connecting those shoppers to licensed brands and retailers that carry their desired products. We’ll get into the unique challenges (for consumers, retailers, and brands) in the slides ahead. At the simplest level, our content, data and technology allow us to capitalize on the opportunity that arises from connecting the largest audience in cannabis with a large community of licensed retailers and brands in North America.

We have a history of showing consistent revenue growth; and with legalization tailwinds, we are at the beginning of our journey to accelerate revenue growth. Our Subscription + advertising model allows us to scale and monetize that activity TODAY; we are not dependent on legalization events to capitalize on cannabis activity. The Demand side of the platform is already on Leafly - We’ve already captured the attention of the consumer with 10MM MAUs and 220MM sessions annually. The business model works today and investment in platform will help us accelerate our growth. With limited resourcing, we’ve built 55% of supply penetration primarily through inbound leads; we’re investing today to go after the remaining 45% as well as to capture all of the new retailers and brands coming online in newly legalized markets. We’ve shown success turning an increasing number of retailers on to our ordering platform. Increased Supply + O/Enablement supports greater shopping activity on the platform, resulting in higher ROI for suppliers. Competitive local market dynamics set the stage for performance-based pricing – our retailers will compete for Leafly shoppers and the orders we drive and that creates opportunity to increase ARPA from our suppliers

I want to go deeper on the rapidly growing cannabis market, the opportunity ahead of us, and Leafly’s unique head start, driven by our data, IP and content.

Following last November’s elections and the change in administration, the rate of legalization has accelerated across the US, with New York, Connecticut, Virginia and New Mexico voting to legalize adult use cannabis in just the 1st half of this year. Unique to Leafly is our ability to enter markets and create brand affinity with consumers before a state commences on its legalization path. Consumers are consulting our strains database and news before legalization, as access to cannabis education and information is not restricted even in prohibition states. As you can see on this map, Leafly is ubiquitous in North America, with the level of our involvement varying based on the stage of legalization and following legalization, between those states whose regulations permit or restrict online ordering.

Leafly’s ability to cultivate a market before legalization is a competitive advantage, uniquely attributable to our content and cannabis coverage.

We have a healthy and growing business today, and legalization events, whether at the state or federal level, are accelerants, not dependencies for our continued growth.

Concurrent with the increasing pace of legalization, usage of cannabis is growing across consumers. When we look at the size of the market, we look not only at spend in the licensed market (that was $19 billion last year), but spend in the overall cannabis market, $61 billion. We have an opportunity to shift that spend from illicit to legal and Leafly is leading consumers through that journey with the services we provide to educate, destigmatize, and increase access to licensed cannabis. Offering consumers convenience, price comparison and deals, personalization and greater choices for legal access are critical services we provide to help build that bridge. Prevalence of cannabis use is also growing across US consumers, with women and adults over 60 comprising the fastest growing consumer segments. Investigative journalism to uncover dangers in the unlicensed market (like harmful vape additives), help us promote safe consumption and empower consumers to make informed decisions about their cannabis use. Information builds confidence and this is critical as we bring an industry out from the underground.

We’ve been the beneficiaries of an increasing volume of cannabis spend transitioning into e-commerce and we expect that trend to continue. Consumers expect convenience to extend to their online cannabis shopping and Leafly fulfills that expectation.

The TAM is large, but to fully access the potential, we have to solve several challenges in the industry today. This is an industry in transition - the rules vary state-to-state and are confusing. Depending on the state, purchase and possession limits vary, permissible form factors vary and how you can shop (pick-up, delivery, curbside) all differ. Consumers have to make informed product selection decisions, based on the effects they’re searching for. There’s nothing worse than seeking out cannabis for calm and relaxation and ending up with an energizing strain or product. For brands and retailers - they struggle to establish brand recognition, as unlike most other consumables, brands and products have to be recreated state-by-state; products can’t cross state lines, so each new brand and retailer builds from scratch in each new state.

Traditional advertising channels like Google and Facebook restrict cannabis advertising - social media account shut-downs are a regular occurrence for cannabis companies. Without the power of brand and traditional advertising channels to attract consumers, suppliers are in need of quality channels to attract and drive new customer growth.

The Leafly marketplace solves these challenges by customizing solutions for each constituent and connecting them all through our platform. Consumers turn to Leafly as their trusted education resource to research cannabis and identify the strains and products that may be right for their needs. They can learn about all of the different form factors and effects, find deals and read reviews, all of which help build confidence in their shopping decisions. Our technology platform for suppliers helps us list inventory that consumers can shop (over 1.55 menu items today) - and the more inventory we can list by signing up more retailers and brands, the more selection we can offer consumers. By providing up-to-date inventory, we reduce friction for consumers, ensuring product will be on the shelves when they go into the store to pick-up.

We solve the communication challenge with tools and services for retailers and brands to connect with our high-intent shoppers. Consumers can follow their favorite dispensaries, allowing retailers to do real-time deal promos and build relationships with Leafly shoppers. We generate data through our volume engagement - audience and transactions - and feed that data back to our retailers and brands in the form of competitive insights, so they can build better offerings that better meet shopper needs. This is how we build a platform that benefits ALL participants.

The foundation of Leafly’s platform is our content library, which we’ve leveraged to engage our audience and scale our platform. We combine our comprehensive strains database, cataloging genetics, chemical composition and effects, coupled with over 11K articles and 1.3mm structured and detailed reviews. Each incremental submission from our consumers makes the platform richer for all other consumers who come after them and helps consumers build confidence in their purchasing decisions. This consumer activity, starts with content and research and ends in shopping activity, with orders placed with our retail partners for products.

We’ve been building towards a critical mass of shopping activity since our launch of online ordering in 2018. That critical mass is resulting in successful matching on our platform with close to 50% of our shoppers ordering on their first visit and 50% of retailers receiving an order within a week of activating ordering on our platform.

COVID has fundamentally altered the rate of adoption of our ordering platform. Both shoppers and orders have increased dramatically and although we’ve come off the high watermark set in COVID, the Leafly ordering platform is now working off a qualitatively different base of number of shoppers, number of order enabled retailers and total orders and GMV.

Let me walk you through how Leafly generates and scales revenue. Like other marketplaces, we connect consumers and suppliers, monetizing the supplier side of the platform via subscription and advertising services The foundation of the model is recurring retailer subscriptions and advertising which comprises 80% of total revenue.

We offer 2 tiers of subscriptions - standard and pro - both include menu management and online ordering, to increase menu inventory shoppable for consumers. The primary difference between these two tiers is the ability to participate in marketplace activations and advertising, which is only available to pro subscribers. Advertising comprise performance ad units on our platform - for example on our map finder, across platinum placements 1-5, we know that PP1 generates more orders than any other placements. In our competitive local markets, those marketplace ad units can generate up to tens of thousands of dollars per month, as retailers compete to acquire new shoppers and orders on the platform. They compete because they know Leafly shoppers are high-intent, high-value consumers. This is a dynamic pricing model that empowers retailers to make choices about spend based on desired volume of engagement. For brands, which comprise 20% of total revenue, we provide high-performing digital advertising products, including email campaigns and custom activations, many of which sell-out months in advance. We’ve been excited to launch version two of our brands subscription offering. This is an offering very similar to our retail offering which includes a base subscription with platform insights. This will scale like our retail subscription offering. WE have a future opportunity for “pay to play” performance and merchandising opportunity, native to the shopping experience. This is exciting because the brand TAM significantly larger than retailer TAM in North America today.

We built this revenue model with a longstanding commitment to compliance. For consumers, we ensure that our THC brands and retailers are properly licensed - this is necessary to ensure consumers aren’t accidentally participating in the illicit market. For brands and retailers, our insistence on compliance levels the playing field. Operating a licensed cannabis business is labor and cost-intensive. Licensed operators face competition against the illicit market in the real world, but it’s not a battle they have to fight on Leafly. This focus on compliance is what’s built the trust and faith that customers, retailers and brands place in Leafly.

This trust across all of our constituents is at the core of our marketplace. Each new participant, whether shoppers, retailers or brands contribute content, inventory, activity, sales and feedback, which accelerates our flywheel. In turn, we meet the needs of each of those constituents with our features and services.

I’m now going to hand it over to Sam to take you through how this flywheel scales at the local market level.

Sam Martin, Chief Operating Officer of Leafly

Thanks, Yoko. Hi everyone - I’m Sam Martin, Chief Operating Officer at Leafly. Yoko mentioned at the top that cannabis is an inherently local industry -- brands can’t cross state lines, and states across the U.S. have progressed at their own timelines across the last ten years. I want to spend a few moments talking through how we have built a playbook to win these local markets.

All cannabis markets pass through the four stages you see on this slide: pre-legalization; legalization, law implementation; and market maturity. And as these markets develop, Leafly’s audience, and value as a platform, grows with it, indicated by the traffic growth chart in the background of this slide. Let me walk you through Leafly’s local market growth step by step.

In Stage 1, pre-legalization, consumers are researching strains on Leafly and reading our award-winning cannabis coverage. Consumers find us through organic search, where we consistently outrank the competition on key cannabis search terms.

When legalization arrives, we guide consumers through new laws and regulations to help prime them for shopping in their new local market. In a recent survey of our visitors, 37% of our audience visiting our best-in-class strain database noted an intent to purchase -- this is our audience growing even prior to legalization being implemented in a region.

As regulations are finalized and licenses get issued, Leafly’s existing audience draws new licensees onto the platform at a rapid pace. While supply and demand imbalances may exist at market launch, we work hard to price fairly and provide competition on our platform from day one, recognizing that supply chains will even-out as states issue more licenses and stores and brands become even more eager to engage with our growing number of consumers. Once markets reach that tipping point of sufficient supply to match the consumer demand, the Leafly platform continues to drive value between these constituents, letting consumers find what they want, and suppliers acquire more customers. We can then continue to drive monetization of this activity through our scaling business model and re-create this flywheel market by market.

We are so excited to take this proven and unique platform and playbook to the next frontier of cannabis expansion: the East Coast. The Eastern Seaboard will light up for legal cannabis consumption starting this fall, when New Jersey adult-use cannabis comes online. NY, CT and VA will be fast on its heels in 2022.

The great news for us is that we are already driving massive consumer demand in these markets today. From a traffic and brand perspective: Leafly has high brand awareness on the East Coast in markets like New York, where we beat out our nearest competitor almost 2-1 in searches for the top 500 cannabis-related keywords. This is driven by Leafly’s differentiated product, combining structured content with UGC, along with its trusted reputation with consumers. Similarly, our value propositions around audience and customer acquisition have already drawn significant supply side penetration in these markets. This is the next holy grail for cannabis legalization and we have a significant head start, which we’ll double down on with investments in our product roadmap, consumer marketing and sales team.

We saw these local market dynamics on display pre and post-COVID, where order-enabled retailers, orders, GMV and shopping volume all increased across our platform in multiple adult use and medical states. The push to ecommerce that came with COVID restrictions in Q2 of 2020 led to us intensifying our efforts to bring as many order-enabled retailers onto our platform as soon as possible. This resulted in increased inventory for our consumers to shop, which in turn, increased orders, GMV, and by association, ARPA and monetization across multiple states. Take a look at the example of a Midwest State at the bottom of this slide. From Q1 of 2020 to Q2 of 2021, we worked to grow our number of order-enabled stores exponentially, growing 671% during that period. GMV and Orders then started to increase in our platform, which in turn led to an increase in overall revenue and ARPA. This strategy is ready to be deployed and scaled across North America.

I’ll now hand it over to Yoko, to take us through how our marketplace performs.

Yoko Miyashita, CEO of Leafly

Thank you, Sam. Let take a deeper dive on how our Marketplace performs. Leafly demonstrates great performance and shopping behavior across our platform. AOV on our marketplace has increased steadily since the introduction of our e-commerce tools in 2018; they have held steady throughout and represent on average 2x more than in-store purchase. The consistent and increasing engagement from our shoppers over time on our platform drives increased GMV. Our shopper cohorts spend more with us, the longer they remain on our platform. These are the kinds of shoppers that retailers are willing to compete for on Leafly.

Orders and GMV have also increased through COVID. We saw a spike in Q2 2020 as regions went into lockdown, and, like many other online industries, a decline from this peak as markets opened up. We’ve set a new baseline and retained a significant number of these shoppers and GMV; our GMV in Q2 21 represents 200% growth over Q4 2019, the last complete quarter prior to COVID. One point on our GMV - our GMV is directly attributable GMV - that is, actual GMV generated from orders placed directly on our platform. This metric does not include indirect attribution, such as footfall or estimated attribution from other engagement clicks.

Our shoppers and the GMV we drive have delivered significant Return on Ad Spend for our retailers. The dynamic of healthy shoppers, generating increasing GMV sets the stage for us to increase ARPA. We report ARPA at the aggregate level. When you break down ARPA by local market, as Sam discussed earlier, you can see the increased ARPA we can drive on a market by market basis. For emerging markets, we have shifted our pricing strategy in recent quarters to be more aggressive in driving market share and order enablement to power our marketplace.

As you saw in the previous slide, the output of our pricing strategy in the last two quarters has resulted in a sharp increase in new accounts and order-enablement of those accounts. When we increase supply, we build a better marketplace for our consumers. This strategy has required in some markets, to go back to existing retail subscribers and pitch them on the benefits of order activation. We’ve worked to reduce friction for order enablement, through increased emphasis on POS and menu/order integrations. When we can reduce friction for retailers to receive orders, this leaves them with very few objections to activating ordering on our platform.

I want to situate this performance in the broader competitive landscape. We view the competitive landscape as a funnel - at the top: there are consumer marketplaces and customer acquisition channels; at the middle, online ordering enablement; at the bottom, back-end tech and feature/service providers, like POS and loyalty services. Moving Left to right on the slide - At the top, there are 2 leading consumer marketplaces but ours is differentiated by our content, that allows us to build demand in a market before legalization, and match consumers to the right products. Our strains database and user generated content can’t be created quickly. It has to be purchased or built over time. And that, in and of itself, is a moat for our business. We are geographically dispersed and focused at the top of the funnel, because we believe remaining asset-light focused at the top of the funnel allows us to scale at a lower cost and higher velocity across more markets. Going across the chart and deeper down the funnel. There are order enablement providers, but we have embed menus, too and offer a powerful top of funnel demand generation engine, that isn’t part of competitor offerings.

At the Bottom of the funnel there is a crowded market of product and services providers. They are smaller scale, subject to disruption, and not ready to be on the public company stage.

We are the trusted consumer platform, with the assets, brand trust and geographic reach to win.

I’ll now turn it over to Sam who will take you through our financial metrics, historical performance and projections.

Sam Martin, Chief Operating Officer of Leafly

Thanks, Yoko. We have evolved our business from an information-first platform that drove transparency and trust across the cannabis industry, to all of that plus a thriving online marketplace that drives ROI for our supply partners

Over that time, our KPIs have evolved, and today, there are five numbers that drive our business. The number of active, paying retailers on Leafly, the proportion of those retailers that are order-enabled, the number of shoppers we can match with those order-enabled retailers, the number of purchases per shopper per period, the value of each one of those purchases.

Let’s start with the supply side. We have consistently demonstrated that Leafly can increase the number of active retailers on our marketplace. We have proven that we can do this even through reductions in head count -- we have the ability to drive supply in downturns, and accelerate with additional investment.

Since 2018, we have increased the number of active retail accounts by more than 2.5x. This 55% market share of all North American retailers is driven primarily by inbound leads, and is positioned to continue to scale. Looking forward, with the current pace at which we can add new retail accounts, we expect to double the number of active accounts from the end of 2021 to the end of 2024. On the demand side of our marketplace, the number of active shoppers has increased substantially all the while maintaining powerful, repeatable, purchase behaviors. Based upon these trends, we expect the number of shoppers to increase over the projection period. This will be driven by both a customer preference for ecommerce and by increased customer access to the legal market via improved retailer density in existing markets. We do not expect any meaningful change in purchase frequency and AOV.

On revenue, we have two main customers today: Retailers and Brands. The Retail side of our business has and will continue to represent the foundation of our revenue model. We see opportunity for growth within each segment: Retail powered by adding new accounts and increased monetization of our existing base; and Brands powered by a more robust product offering for an expanding universe of standalone brands. As a technology company, we generate a high gross profit and margin, providing significant operating leverage. Leafly will continue to progress its tech-driven model, and we do not expect any meaningful change in gross margin throughout the projection period. On operating expenses and margin we have done and will continue to invest for the future. We invested to prepare for the shift from offline to online ordering. This meant we were prepared to capture shopping activity as in-store shopping shut down temporarily with the pandemic. And because of that future planning, not only did we capture that immediate shift in shopping activity, we have also retained far more shoppers as society returns to a post-pandemic world. This industry is still in its infancy, and we will continue to invest for how we expect the future to develop. That means incremental investments in our discovery experience, personalized shopping, and advertising platform.

As a direct output of the constituencies and activity Leafly draws to its marketplace, we expect revenue growth trajectory to increase, with a ’21-’24 CAGR of approximately 52%

As I mentioned on the prior slide, we do not expect any meaningful change in our business model fundamentals and therefore expect a consistent gross margin that will scale inline with the growth of our platform. Operating expenses will grow as we scale our business, and with the high gross margin nature of our model, we expect to realize significant operating leverage on what we have and will continue to invest in this business. The increase in operating expenses incorporates our expanding team, with a focus on sales and engineering, seizing the opportunity to acquire shoppers, and the added expense of being a public company.

We’d like to provide some more context to our historical performance and trajectory. Let’s start with 2019. We saw significant retail revenue growth year over year, driven by increases in sales headcount and expansion of the cannabis market, driving our overall revenue growth to 37% YoY. At the same time, we scaled significantly on OpEx and expanded our focus across many different aspects of our business, driving an operating loss of $31M. Coming into 2020, Leafly faced challenges within cannabis and broader capital markets. These headwinds led to us taking two actions: right-sizing our business from a headcount and OpEx perspective, finishing 2020 break-even from a cash perspective, and, by association, focusing our business strategy on the things that mattered: ordering, advertising, and customer acquisition. What we learned through this exercise was how to operate in a fiscally constrained environment. After going through this re-focusing of the company, we have made the intentional decision to accelerate our OpEx growth again midway through 2021. This was done to double down on some of the good growth we were seeing in a cost constrained environment with this renewed focus on our core business. While our retail growth from an overall revenue perspective has slowed, this has largely been due to lowering our retail pricing in certain markets, building a lower entry price point as part of our local market playbook to drive our business. We are seeing this play out in total retail accounts, which have increased 35% Q2 2021 vs Q2 2020. Likewise, we are forecasting strong growth in our brands revenue YoY due to the launch of new brands and subscription products -- we will see 32% YoY growth from brands 2021 vs 2020. With this strong momentum, we believe that now is the time to increase hiring to continue to drive our core business and revenue into 2022 and beyond.

Let’s dig into that forecasted revenue growth in 2022. Total revenue is expected to increase almost 52% in 2022 vs prior year. The revenue bridge on the bottom right of this slide breaks out where this revenue growth will come from. $8.5M of incremental revenue is expected to be driven by the increased monetization of existing retail accounts. The increased scale that we have reached on both sides of our marketplace is leading to improved monetization opportunities for Leafly. There are a number of strategies that we are just beginning to deploy -- marketplace pricing and auction-based bidding for ad units to drive increased competition for limited inventory; redesigned and net new ad products; and lower entry pricing to drive supplier density and competition -- that, when partnered with the growth of our sales and marketing team, will drive the increased monetization of our existing customer base. We are confident in scaling these strategies as we have seen them play out in local markets already, as we walked through on the local market growth slide earlier. $9.5M of incremental revenue is expected to be driven by the monetization of newly-added retail accounts. We will continue to drive and accelerate the pace at which we can add new retail accounts via reduced entry pricing and increases to the size of our sales team. In 2021, we have consistently added 200 new accounts every month and we believe that pace will accelerate into the future as the broader industry expands -- especially in East Coast states, where, as we stated earlier, Leafly already holds a strong advantage with consumers. Finally, $4.3M is expected to be driven by incremental brands revenue. Similar to the value we deliver to retailers, brands turn to Leafly for access to our large, high-intent audience. We are just at the beginning of our effort to drive great value to these partners. With a new brand subscription product launched earlier this year, as well as new advertising products, we are excited to grow this segment of our business as consumers gravitate towards curation and a brands-first shopping experience. We are proud of what we’ve built, and excited for how we will scale this business. Leafly provides a discovery and shopping journey that guides our audience through a consistent, safe and enjoyable experience. For our retail and brand partners, we will continue to provide access to our large, diverse audience, who arrive on our platform with intent and seeking direction.

I’ll now hand it back to Yoko to walk through the product roadmap.

Yoko Miyashita, CEO of Leafly

Thank you, Sam. Let me take you through how we make the ambition a reality - we could not be more excited about the opportunities ahead for us to deepen engagement and activity on our marketplace. Through H2 2021 and 2022 we’ll remain focused on increasing the differentiation of our personalization tools as we leverage our data, IP, and content to improve the consumer shopping journey. We are striving to make our shopping experience as sticky as possible. To that end, we know that our shoppers love deals, so the ability to offer a flexible and varied deals engine for retailers, we believe, will help drive increased shopper engagement. For both retailers and brands, we’re building better advertising and platform activation tools that improve the ability to compete for performance ad units on our platform. Finally, enhanced ROI dashboards will help retailers and brands better optimize their presence on Leafly, but also set the stage for balanced conversations about fair pricing between us and our customers.

We are just getting started. A number of these growth vectors we’ve discussed, but let me highlight the last 3. There is a long-tail of retailers and brands in this industry and they need more services and tools to build their businesses. These needs open up additional opportunities for us to pursue, whether built by us or bought, and we have that opportunity to serve those needs as a trusted partner to suppliers today. We sit on one of the most valuable vaults of IP and data and we’re already in process of exploring opportunities for monetization through licensing.

Finally, international expansion is on the horizon. When the US legalizes federally, we believe that the rest of the world will follow and we know there’s interest. Because, as with all other prohibition states, the consumers are already here.

Peter Lee, President of Merida Merger Corp. I

Thank you, Yoko. Let me summarize the proposed transaction. $385MM equity value is attributable to Leafly with 100% equity rollover from Leafly’s existing shareholders. There is an additional earn-out of up to 6MM of shares across 2 tranches that only vest if Leafly achieves its 2022 and 2023 revenue targets or the stock price exceeds $13.50 and $15.50, respectively. As sponsors, we have agreed to defer 50% of our promote shares into the same stock price triggers. We believe that the transaction has a high probability of closing because we need just over $15MM out of our $130MM SPAC trust account to hit the low end of our targeted cash proceeds, after accounting for capital that has already committed to support the transaction. On an enterprise value to revenue multiple, Leafly is valued at less than 6x 2022 revenue and we believe this represents an attractive discount to comparables as outlined in the next few benchmarking analysis slides.

Yoko Miyashita, CEO of Leafly

Thank you, Peter. The potential of this market is huge and Leafly is well positioned to win. We have the content, the brand, the marketplace and a business model to grow without dependency on a legalization event. We’ve made difficult, but right decisions, on scaling and growing this company and have poised Leafly to capitalize on the biggest markets set to open. Through this partnership with Merida we have found investors with a track record in cannabis who thoroughly understand our business model and the opportunity. We need capital to drive the next stage of this Company, and together with the team and strategy we have today, we are ready to grow this market. Thank you so much for joining us today.

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Disclaimer

This document is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy, or exchange or the solicitation of an offer to sell, buy, or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction between Merida and Leafly, Merida will file with the SEC the Registration Statement. Merida plans to mail the definitive proxy statement/prospectus/consent solicitation statement to its stockholders in connection with the transactions (“Transactions”) contemplated by the Agreement and Plan of Merger, dated as of August 9, 2021, by and among Merida, Leafly, Merida Merger Sub, Inc., and Merida Merger Sub II, LLC. INVESTORS AND SECURITYHOLDERS OF MERIDA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION STATEMENT (AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT LEAFLY, MERIDA, THE TRANSACTIONS AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the Registration Statement (when available) and other documents filed with the SEC by Merida through the website maintained by the SEC at www.sec.gov.

Participants in the Solicitation

Merida, Leafly, and certain of their respective directors, executive officers, and employees may be considered to be participants in the solicitation of proxies in connection with the Transactions. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Merida in connection with the Transactions, including a description of their respective direct and indirect interests, by security holdings or otherwise, will be included in the Proxy Statement described above when it is filed with the SEC. Additional information regarding Merida’s directors and executive officers can also be found in Merida’s final prospectus dated November 4, 2019 and filed with the SEC on November 5, 2019. These documents are available free of charge as described above.